ANSLOW & JACLIN, LLP
                          195 ROUTE 9 SOUTH, SUITE 204
                           MANALAPAN, NEW JERSEY 07726



May 26, 2006

Greg Belliston, Esq.
US Securities and Exchange Commission
101 F Street
Mail Stop 60-10
Washington, D.C. 20549

      Re: Millenia Hope Inc.
          Registration Statement on Form SB-2
          Filed April 10, 2006
          File No. 333-133178

Dear Mr. Belliston:

We represent Millenia Hope Inc. ("Millenia Hope" or the "Company"). We are in receipt of your letter dated April 18, 2006 regarding the above referenced filings and the following sets forth the Company's response:

Financial Statements

1. Your financial statements for the fiscal year ended November 30, 2005 are now stale. Please include interim financial statements in an amended Form SB-2.

      ANSWER: In Amendment No. 1 to Form SB-2, we have included Millenia Hope's interim financial statements for the quarter ended February 28, 2006. We have also made all corresponding changes throughout the amended SB-2.

Power of Attorney, page 55

2. We note the filing does not include the signature of your controller or principal accounting officer. Please include the signature in an amended Form SB-2. If Hugo Valente, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

      ANSWER: In Amendment No. 1 to Form SB-2, we have indicated that Hugo Valente is our Principal Accounting Officer and the signatures reflect this.

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Very truly yours,

ANSLOW & JACLIN, LLP

By: s/s Richard I. Anslow
        RICHARD I. ANSLOW